VBL Therapeutics Announces Addition of Progression Free Survival as a Second Primary Endpoint in OVAL, a Phase 3 Registration Enabling Study of VB-111 in Ovarian Cancer

●	Second primary endpoint added following discussion with the U.S. Food and Drug Administration

●	Successfully meeting either PFS or OS primary endpoints expected to be sufficient for submitting a BLA for potential full FDA approval

●	PFS endpoint readout expected in 2022; BLA submission could be possible one year earlier than previously projected with OS endpoint alone

●	Clinical trial amendment reported in an OVAL Clinical Trial in Progress poster presentation at the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting

TEL AVIV, Israel, June 03, 2021 (GLOBE NEWSWIRE) — VBL Therapeutics (Nasdaq: VBLT) today announced a primary endpoint amendment in the OVAL Phase 3 registration-enabling study of VB-111. The clinical trial amendment included a second, separate primary endpoint, of progression free survival (PFS), in addition to the original primary endpoint of the trial, overall survival (OS). Based upon the changes that were reviewed by the U.S. Food and Drug Administration (FDA), successfully meeting either primary endpoint is expected to be sufficient to support BLA submission. Successful meeting of the PFS endpoint, with a readout anticipated in 2022, could accelerate BLA submission by approximately one year compared to original projections based on the readout of the OS primary endpoint that remains anticipated in 2023. The OVAL study amendment, along with an update on the number of patients enrolled, which as of April 30, 2021, exceeded 260 patients, will be presented tomorrow as part of a virtual Clinical Trial in Progress poster presentation at the 2021 ASCO Annual Meeting.

“The addition of PFS as a second independent primary endpoint has several very important implications on the OVAL study,” said Bradley Monk, M.D., FACS, FACOG, Arizona Oncology (U.S. Oncology Network), and Chair of the OVAL Study Steering Committee. “First, it de-risks the study, as it provides two options for study success. Second, it should accelerate the time to clinical readout and to potential approval, as PFS data are expected during 2022. Third, keeping OS as a primary endpoint preserves the opportunity of differentiating VB-111 from current ovarian cancer treatments, which were approved based on PFS data and have not as yet shown an OS benefit.”

Title: Clinical Trial in Progress: Pivotal Study of VB-111 Combined with Paclitaxel vs. Paclitaxel for Treatment of Platinum-Resistant Ovarian Cancer (OVAL, VB-111-701/GOG-3018)

Authors: Arend, R.C., et al.

Session: Gynecologic Cancer

Session type: Poster Session

Abstract: 5599

About the OVAL study (NCT03398655)

OVAL is an international Phase 3 randomized pivotal registration enabling clinical trial that compares a combination of VB-111 and paclitaxel to placebo plus paclitaxel, in patients with platinum resistant ovarian cancer. The study is planned to enroll approximately 400 patients. OVAL is conducted in collaboration with the GOG Foundation, Inc., an independent international non-profit organization with the purpose of promoting excellence in the field of gynecologic malignancies.

About VB-111 (ofranergene obadenovec)

VB-111 is an investigational anti-cancer gene-therapy agent that is being developed to treat a wide range of solid tumors. VB-111 is a unique biologic agent that is designed to use a dual mechanism to target solid tumors. Its mechanism combines blockade of tumor vasculature with an anti-tumor immune response. VB-111 is administered as an IV infusion once every 6-8 weeks. It has been observed to be well-tolerated in >300 cancer patients and demonstrated activity signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. VB-111 has received an Orphan Designation for the treatment of ovarian cancer from the European Commission. VB-111 has also received orphan drug designation in both the US and Europe, and fast track designation in the US, for prolongation of survival in patients with recurrent glioblastoma. VB-111 demonstrated proof-of-concept and survival benefit in Phase 2 clinical trials in radioiodine-refractory thyroid cancer and recurrent platinum-resistant ovarian cancer (NCT01711970).

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications. VBL Therapeutics has developed three platform technologies: a gene-therapy based technology for targeting newly formed blood vessels with focus on cancer, an antibody-based technology targeting MOSPD2 for anti-inflammatory and immuno-oncology applications, and the Lecinoxoids, a family of small-molecules for immune-related indications. VBL Therapeutics’s lead oncology product candidate, ofranergene obadenovec (VB-111), is an investigational, first-in-class, targeted anti-cancer gene-therapy agent that is being developed to treat a wide range of solid tumors. VB-111 is currently being studied in a VBL Therapeutics-sponsored Phase 3 potential registration trial for platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding VBL Therapeutics’s programs, including VB-111, and their clinical development, therapeutic potential and clinical results. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that financial resources do not last for as long as anticipated, and that VBL Therapeutics may not realize the expected benefits of its intellectual property protection. In particular, the addition of progression free survival as a primary endpoint in the OVAL trial is not assurance that the trial will meet either of its primary endpoints, that it will do so within any particular timeframe, or that VBL Therapeutics will obtain positive results to support further development of this candidate. A further list and description of these risks, uncertainties and other risks can be found in VBL Therapeutics’s regulatory filings with the U.S. Securities and Exchange Commission, including in its annual report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

Burns McClellan for VBL Therapeutics

Lee Roth (investors) / Ryo Imai (media)

lroth@burnsmc.com / rimai@burnsmc.com

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